SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND

AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

QuantaSing Group Limited

(Name of Issuer)

American Depositary Shares (ADS), each representing

Three Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

74767N107

(CUSIP Number)

André Levi

c/o DCM

2420 Sand Hill Road, Suite 200

Menlo Park, CA 94025

(650) 233-1400

COPY TO:

Christine Wichrowski, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

550 Allerton Street, Redwood City, California 94063

(650) 321-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 74767N107	13D	Page 2 of 33

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Ventures China Fund (DCM VIII), L.P. (“Main Fund VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
25,827,787 Class A ordinary shares (represented by 8,609,262 ADSs), except that DCM Investment Management VIII, L.P. (“DCM VIII DGP”), the general partner of Main Fund VIII, and DCM International VIII, Ltd. (“DCM VIII UGP”), the general partner of DCM VIII DGP, may be deemed to have sole power to vote these shares, and Matthew C. Bonner (“Bonner”) and F. Hurst Lin (“Lin”), the directors of DCM VIII UGP, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
25,827,787 Class A ordinary shares (represented by 8,609,262 ADSs), except that DCM VIII DGP, the general partner of Main Fund VIII, and DCM VIII UGP, the general partner of DCM VIII DGP, may be deemed to have sole power to dispose of these shares, and Bonner and Lin, the directors of DCM VIII UGP, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,827,787
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.4%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 74767N107	13D	Page 3 of 33

1		NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM VIII, L.P. (“Side Fund VIII”)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
2,136,466 Class A ordinary shares (represented by 712,155 ADSs), except that DCM VIII DGP, the general partner of Side Fund VIII, and DCM VIII UGP, the general partner of DCM VIII DGP, may be deemed to have sole power to vote these shares, and Bonner and Lin, the directors of DCM VIII UGP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
2,136,466 Class A ordinary shares (represented by 712,155 ADSs), except that DCM VIII DGP, the general partner of Side Fund VIII, and DCM VIII UGP, the general partner of DCM VIII DGP, may be deemed to have sole power to dispose of these shares, and Bonner and Lin, the directors of DCM VIII UGP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,136,466
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.9%
12		TYPE OF REPORTING PERSON* PN

CUSIP NO. 74767N107	13D	Page 4 of 33

1		NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Affiliates Fund VIII, L.P. (“Affiliates Fund VIII”)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
636,364 Class A ordinary shares (represented by 212,122 ADSs), except that DCM VIII DGP, the general partner of Affiliates Fund VIII, and DCM VIII UGP, the general partner of DCM VIII DGP, may be deemed to have sole power to vote these shares, and Bonner and Lin, the directors of DCM VIII UGP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
636,364 Class A ordinary shares (represented by 212,122 ADSs), except that DCM VIII DGP, the general partner of Affiliates Fund VIII, and DCM VIII UGP, the general partner of DCM VIII DGP, may be deemed to have sole power to dispose of these shares, and Bonner and Lin, the directors of DCM VIII UGP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 636,364
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%
12		TYPE OF REPORTING PERSON* PN

CUSIP NO. 74767N107	13D	Page 5 of 33

1		NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Investment Management VIII, L.P. (“DCM VIII DGP”)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
28,600,617 Class A ordinary shares (represented by 9,533,539 ADSs) of which 25,827,787 shares are held by Main Fund VIII, 2,136,466 shares are held by Side Fund VIII and 636,364 shares are held by Affiliates Fund VIII. DCM VIII DGP, the general partner of each of Main Fund VIII, Side Fund VIII and Affiliates Fund VIII, may be deemed to have sole power to vote these shares, except that DCM VIII UGP, the general partner of DCM VIII DGP, may be deemed to have sole power to vote these shares, and Bonner and Lin, the directors of DCM VIII UGP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
28,600,617 Class A ordinary shares (represented by 9,533,539 ADSs) of which 25,827,787 shares are held by Main Fund VIII, 2,136,466 shares are held by Side Fund VIII and 636,364 shares are held by Affiliates Fund VIII. DCM VIII DGP, the general partner of each of Main Fund VIII, Side Fund VIII and Affiliates Fund VIII, may be deemed to have sole power to dispose these shares, except that DCM VIII UGP, the general partner of DCM VIII DGP, may be deemed to have dispositive power to dispose these shares, and Bonner and Lin, the directors of DCM VIII UGP, may be deemed to have shared power to dispose these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,600,617
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 24.8%
12		TYPE OF REPORTING PERSON* PN

CUSIP NO. 74767N107	13D	Page 6 of 33

1		NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM International VIII, Ltd. (“DCM VIII UGP”)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
28,600,617 Class A ordinary shares (represented by 9,533,539 ADSs) of which 25,827,787 shares are held by Main Fund VIII, 2,136,466 shares are held by Side Fund VIII and 636,364 shares are held by Affiliates Fund VIII. DCM VIII UGP is the general partner of DCM VIII DGP, the general partner of each of Main Fund VIII, Side Fund VIII and Affiliates Fund VIII, and may be deemed to have sole power to vote these shares, except DCM VIII DGP, the general partner of each of Main Fund VIII, Side Fund VIII and Affiliates Fund VIII, may be deemed to have sole power to vote these shares, and Bonner and Lin, the directors of DCM VIII UGP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
28,600,617 Class A ordinary shares (represented by 9,533,539 ADSs) of which 25,827,787 shares are held by Main Fund VIII, 2,136,466 shares are held by Side Fund VIII and 636,364 shares are held by Affiliates Fund VIII. DCM VIII UGP is the general partner of DCM VIII DGP, the general partner of each of Main Fund VIII, Side Fund VIII and Affiliates Fund VIII, and may be deemed to have sole power to dispose these shares, except DCM VIII DGP, the general partner of each of Main Fund VIII, Side Fund VIII and Affiliates Fund VIII, may be deemed to have sole power to dispose these shares, and Bonner and Lin, the directors of DCM VIII UGP, may be deemed to have shared power to dispose these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,600,617
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 24.8%
12		TYPE OF REPORTING PERSON* OO

CUSIP NO. 74767N107	13D	Page 7 of 33

1		NAME OF REPORTING PERSON Matthew C. Bonner (“Bonner”)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6

SHARED VOTING POWER
28,600,617 Class A ordinary shares (represented by 9,533,539 ADSs) of which 25,827,787 shares are held by Main Fund VIII, 2,136,466 shares are held by Side Fund VIII and 636,364 shares are held by Affiliates Fund VIII. Bonner is a director of each of DCM VIII UGP, the general partner of DCM VIII DGP, which is the general partner of each of Main Fund VIII, Side Fund VIII and Affiliates Fund VIII, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER
28,600,617 Class A ordinary shares (represented by 9,533,539 ADSs) of which 25,827,787 shares are held by Main Fund VIII, 2,136,466 shares are held by Side Fund VIII and 636,364 shares are held by Affiliates Fund VIII. Bonner is a director of each of DCM VIII UGP, the general partner of DCM VIII DGP, which is the general partner of each of Main Fund VIII, Side Fund VIII and Affiliates Fund VIII, and may be deemed to have shared power to dispose these shares.

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,600,617
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 24.8%
12		TYPE OF REPORTING PERSON* IN

CUSIP NO. 74767N107	13D	Page 8 of 33

1		NAME OF REPORTING PERSON F. Hurst Lin (“Lin”)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6

SHARED VOTING POWER
28,600,617 Class A ordinary shares (represented by 9,533,539 ADSs) of which 25,827,787 shares are held by Main Fund VIII, 2,136,466 shares are held by Side Fund VIII and 636,364 shares are held by Affiliates Fund VIII. Lin is a director of each of DCM VIII UGP, the general partner of DCM VIII DGP, which is the general partner of each of Main Fund VIII, Side Fund VIII and Affiliates Fund VIII, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
8

SHARED DISPOSITIVE POWER
28,600,617 Class A ordinary shares (represented by 9,533,539 ADSs) of which 25,827,787 shares are held by Main Fund VIII, 2,136,466 shares are held by Side Fund VIII and 636,364 shares are held by Affiliates Fund VIII. Lin is a director of each of DCM VIII UGP, the general partner of DCM VIII DGP, which is the general partner of each of Main Fund VIII, Side Fund VIII and Affiliates Fund VIII, and may be deemed to have shared power to vote these shares.

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,600,617
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 24.8%
12		TYPE OF REPORTING PERSON* IN

CUSIP NO. 74767N107	13D	Page 9 of 33

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of QuantaSing Group Limited, a Cayman Islands company (the “Company”), and is being filed to report the public offering by the Company of an aggregate 3,250,000 American depositary shares (the “ADSs”) representing 9,750,000 newly issued Class A ordinary shares of the Company, par value $0.0001 per share (the “Class A Shares”), which closed on January 24, 2023 (the “Offering”) and the acquisition of 400,000 ADSs representing 1,200,000 Class A Shares in connection with the Offering by certain of the Reporting Persons Class A Shares in connection with the Offering by certain of the Reporting Persons. The Company’s principal executive offices are located at Room 710, 5/F, Building No. 1, Zone No. 1, Ronghe Road, Chaoyang District, Beijing 100102. People’s Republic of China.

The Company’s ADSs each represent three Class A Shares. The Reporting Persons (as defined below) beneficially own ordinary shares of the Company.

ITEM 2.	IDENTITY AND BACKGROUND.

(a-c, f) This Schedule 13D is being filed on behalf of: (i) DCM Ventures China Fund (DCM VIII), L.P., a Cayman Islands exempted limited partnership (“Main Fund VIII”), (ii) DCM VIII, L.P., a Cayman Islands exempted limited partnership (“Side Fund VIII”), (iii) DCM Affiliates Fund VIII, L.P., a Cayman Islands exempted limited partnership (“Affiliates Fund VIII”), (iv) DCM Investment Management VIII, L.P., a Cayman Islands exempted limited partnership (“DCM VIII DGP”), (v) DCM International VIII, Ltd., a Cayman Islands exempted company (“DCM VIII UGP”), (vi) Matthew C. Bonner (“Bonner”), a citizen of the United States and (vii) F. Hurst Lin (“Lin”), a citizen of the United States, (the foregoing entities and individuals are collectively referred to as the “Reporting Persons”).

Main Fund VIII, Side Fund VIII, and Affiliates Fund VIII are venture capital funds. DCM VIII DGP is the general partner of each of Main Fund VIII, Side Fund VIII, and Affiliates Fund VIII and DCM VIII UGP is the general partner of DCM VIII DGP. Bonner and Lin are the directors of DCM VIII UGP (collectively, the “Directors”). The principal business office of the Reporting Persons is 2420 Sand Hill Road, Suite 200, Menlo Park, California 94025.

(d) None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On April 23, 2018 and June 7, 2018, Main Fund VIII entered into a Share Subscription Agreement with the Company to acquire an aggregate of 20,153,473 of Series B preferred shares for a purchase price of $0.1800 per share for an aggregate purchase price of $3,627,617.77 and 4,590,654 Series C preferred shares for a purchase price of $0.568621807 per share for an aggregate purchase price of $2,610,345.97. All of the preferred shares held by Main Fund VIII were converted, in connection with the Offering on January 24, 2023, as Class A Shares on the basis of one preferred share for each Class A Share.

On April 23, 2018 and June 7, 2018, Side Fund VIII entered into a Share Subscription Agreement with the Company to acquire an aggregate of 1,667,089 of Series B preferred shares for a purchase price of $0.1800 per share for an aggregate purchase price of $300,075.35 and 379,737 Series C preferred shares for a purchase price of $0.568621807 per share for an aggregate purchase price of $215,926.74. All of the preferred shares held by Side Fund VIII were converted, in connection with the Offering on January 24, 2023, as Class A Shares on the basis of one preferred share for each Class A Share.

CUSIP NO. 74767N107	13D	Page 10 of 33

On April 23, 2018 and June 7, 2018, Affiliates Fund VIII entered into a Share Subscription Agreement with the Company to acquire an aggregate of 496,556 of Series B preferred shares for a purchase price of $0.1800 per share for an aggregate purchase price of $89,379.88 and 113,108 Series C preferred shares for a purchase price of $0.568621807 per share for an aggregate purchase price of $64,315.68. All of the preferred shares held by Affiliates Fund VIII were converted, in connection with the Company’s Offering on January 24, 2023, as Class A Shares on the basis of one preferred share for each Class A Share.

On January 24, 2023, each of Main Fund VIII, Side Fund VIII and Affiliates Fund VIII acquired an aggregate of 400,000 ADSs representing 1,200,000 Class A Shares in the aggregate for a purchase price of $12.50 per ADS for an aggregate purchase price of $5,000,000 with Main Fund VIII acquiring 1,083,660 Class A Shares, Side Fund VIII acquiring 89,640 Class A Shares and Affiliates Fund VIII acquiring 26,700 Class A Shares.

The source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Company for investment purposes. The Reporting Persons expect to evaluate the Company’s financial condition and prospects and their respective interests in, and intentions with respect to, the Company and their respective investments in the securities of the Company, on an on-going basis, which review may be based on various factors, including the Company’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase or decrease its holdings in the Company that the Reporting Persons now own or may hereafter acquire, including sales pursuant to the exercise of the registration rights provided by the Amended and Restated Shareholders’ Agreement, dated as of January 24, 2023, by and among the Company, Main Fund VIII, Side Fund VIII and Affiliates Fund VIII and certain other parties thereto.

Frank Hurst Lin is a Company director named by one or more Reporting Persons.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b)      Regarding aggregate beneficial ownership, see Row 9 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 5 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 6 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 8 of the cover page of each Reporting Person. Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. The filing of this Statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group. Each Reporting Person expressly disclaims beneficial ownership in the securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities. The percentage listed in Row 11 for each Reporting Person was calculated based upon 115,377,220 outstanding Class A Shares outstanding immediately after the Offering as disclosed by the Company in its Prospectus filed on January 25, 2023.

CUSIP NO. 74767N107	13D	Page 11 of 33

(c)            Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Ordinary Shares or ADSs of the Company during the past 60 days.

(d)            Under certain circumstances set forth in the limited partnership agreement of each of Main Fund VIII, Side Fund VIII, Affiliates Fund VIII and the amended and restated articles of memorandum and association of DCM VIII UGP and DCM VIII UGP, the partners and shareholders of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Company owned by each such entity of which they are a partner or shareholder.

(e)            Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

In connection with acquisition of the preferred shares of the Company, Main Fund VIII, Side Fund VIII and Affiliates Fund VIII and certain other investors entered into an Amended and Restated Shareholder’s Agreement dated as of December 20, 2022, entitling such parties to the registration of their shares, including demand registration rights, Form F-3 or Form S-3 registration rights, deferral of registration, and piggyback registration. The Amended and Restated Shareholder’s Agreement also provides information and inspection rights, preemptive rights and rights related to appointment of directors to certain shareholders, but such rights automatically terminated upon the closing of Company’s initial public offering. This summary description does not purport to be complete, and is qualified in its entirety by the Amended and Restated Shareholder’s Agreement, a copy of which is filed as Exhibit 10.3 of the Issuer’s F-1 filed with the Securities and Exchange Commission on December 20, 2022, which is incorporated herein by reference.

Frank Hurst Lin (“Lin”), in his capacity as a director of the Company, and along with the other directors of the Company, entered into an indemnification agreement with the Company providing for indemnification to the fullest extent permitted by applicable law and the Company’s articles of association, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant, as more fully described in the Prospectus and incorporated herein by reference. This summary description does not purport to be complete, and is qualified in its entirety by the Form of Indemnification Agreement filed with the Securities and Exchange Commission as Exhibit 10.3 to the Company’s Registration Statement on Form F-1 and is incorporated herein by reference.

In connection with the Company’s initial public offering, Reporting Persons, together with other existing shareholders and executive officers and directors of the Company, entered into Lock-Up Letters and a Lock-Up Side Letter, as more fully described in the Prospectus and incorporated herein by reference. Pursuant to such Lock-Up Letters and Lock-Up Side Letter, the Reporting Persons agreed that they will not sell, transfer or dispose of, directly or indirectly, any of our ADSs or ordinary shares or securities convertible into or exercisable or exchangeable for our ADSs or ordinary shares for a period of 180 days after the public offering date set forth on the final prospectus of the Company.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT 1	Agreement of Joint Filing

EXHIBIT 2	Form of Indemnification Agreement for Officers and Directors (incorporated by reference to Exhibit 10.3 of the Issuer’s F-1(file No. 333-268907), as amended, initially filed with the SEC on December 20, 2022)).

EXHIBIT 3	Lock-Up Letters entered into by and among the Issuer, the underwriters and certain others (incorporated by reference to Exhibit A of the Issuer’s Underwriting Agreement which is Exhibit 1.1 of the Issuer’s F-1 (file No. 333-268907), as amended, initially filed with the SEC on January 23, 2023)).

CUSIP NO. 74767N107	13D	Page 12 of 33

EXHIBIT 4	Amended and Restated Shareholders’ Agreement between the Issuer and other parties thereto dated December 20, 2022 (incorporated herein by reference to Exhibit 4.4 to the Issuer’s registration statement on Form F-1 (file no. 333-268907), as amended, initially filed with the SEC on December 20, 2022)

EXHIBIT 5	Form of Indemnification Agreement for Officers and Directors (incorporated herein by reference to Exhibit 10.3 to the Issuer’s registration statement on Form F-1 (file No. 333-268907), as amended, initially filed with the SEC on December 20, 2022).

EXHIBIT 6	Lock-Up Side Letter entered into by and among the Issuer, the underwriters and certain others.

CUSIP NO. 74767N107	13D	Page 13 of 33

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 17, 2023

DCM Ventures China Fund VIII, L.P.

By: DCM Investment Management VIII, L.P.
Its General Partner

By: DCM International VIII, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM VIII, L.P.

By: DCM Investment Management VIII, L.P.
Its General Partner

By: DCM International VIII, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM AFFILIATES FUND VIII, L.P.

By: DCM Investment Management VIII, L.P.
Its General Partner

By: DCM International VIII, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM Investment Management VIII, L.P.

By: DCM International VIII, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM International VIII, Ltd.

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

CUSIP NO. 74767N107	13D	Page 14 of 33

MATTHEW C. BONNER

By:	/s/ Matthew C. Bonner

F. HURST LIN

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

* Signed pursuant to a Power of Attorney, a copy of which is attached as Exhibit B to this Statement.

CUSIP NO. 74767N107	13D	Page 15 of 33

EXHIBIT 1

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Ordinary Shares and ADSs of China Online Education Group shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: November 17, 2023

DCM Ventures China Fund VIII, L.P.

By: DCM Investment Management VIII, L.P.
Its General Partner

By: DCM International VIII, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM VIII, L.P.

By: DCM Investment Management VIII, L.P.
Its General Partner

By: DCM International VIII, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM AFFILIATES FUND VIII, L.P.

By: DCM Investment Management VIII, L.P.
Its General Partner

By: DCM International VIII, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM Investment Management VIII, L.P.

By: DCM International VIII, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM International VIII, Ltd.

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

CUSIP NO. 74767N107	13D	Page 16 of 33

MATTHEW C. BONNER

By:	/s/ Matthew C. Bonner

F. HURST LIN

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

* Signed pursuant to a Power of Attorney, a copy of which is attached as Annex A to this Statement.

ANNEX A

dcm

Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned hereby constitutes and appoints Matthew C. Bonner his or its true and lawful attorney-in-fact (the “Attorney-in-Fact”) to:

(1)            execute for and on behalf of each undersigned (a “Reporting Person”) any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 13H, Form 13-F, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (collectively, the “Reports”) with respect to each Reporting Person’s (a) status as an officer or director of, or (b) ownership of, or transactions in, securities of, any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (each, a “Company”);

(2)            do and perform any and all acts for and on behalf of each Reporting Person which may be necessary or desirable to complete and execute any such Reports and timely file such forms and schedules with the United States Securities and Exchange Commission and any stock exchange or similar authority or the Form ADV; and

(3)            take any other action of any type whatsoever in connection with the foregoing which, in the opinion of either such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by either such attorney-in-fact on behalf of the undersigned, pursuant to this Power of Attorney, shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his discretion.

The undersigned hereby grants to the Attorney-in-Fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary, and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that no such attorney-in-fact, in serving in such capacity at the request of the undersigned, is hereby assuming, nor is the Company hereby assuming, any of the undersigned’s responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 or Schedules 13G/D with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the Attorney-in-Fact. Each Reporting Person acknowledges that the Attorney-in-Fact, in serving in such capacity at the request of the undersigned, is not hereby assuming any of the undersigned’s responsibilities to comply with state or federal securities laws.

[Signatures on the Following Page.]

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 31st day of December, 2022.

/s/ F. Hurst Lin		/s/ Matthew C. Bonner
F. Hurst Lin		Matthew C. Bonner

DCM MANAGEMENT, L.P.		DCM Management International, Ltd.

By: DCM Management International, Ltd., Its General Partner
		By:	/s/ Matthew C. Bonner
By:	/s/ Matthew C. Bonner		Name: Matthew C. Bonner
	Name: Matthew C. Bonner		Title: Director
Title: Director

DCM INTERNATIONAL IV, LTD.		DCM IV, L.P.

By: DCM INVESTMENT MANAGEMENT IV, L.P.
By:	/s/ Matthew C. Bonner	Its General Partner
Name: Matthew C. Bonner
	Title: Director	By: DCM INTERNATIONAL IV, LTD.
Its General Partner

		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM INVESTMENT MANAGEMENT IV, L.P.		DCM AFFILIATES FUND IV, L.P.

By: DCM INTERNATIONAL IV, LTD.		By: DCM INVESTMENT MANAGEMENT IV, L.P.
Its General Partner		Its General Partner

By:	/s/ Matthew C. Bonner	By: DCM INTERNATIONAL IV, LTD.
	Name: Matthew C. Bonner	Its General Partner
Title: Director
		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM INTERNATIONAL V, LTD.		DCM V, L.P.

By:	/s/ Matthew C. Bonner	By: DCM INVESTMENT MANAGEMENT V, L.P.
	Name: Matthew C. Bonner	Its General Partner
Title: Director
By: DCM INTERNATIONAL V, LTD.
Its General Partner

		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM INVESTMENT MANAGEMENT V, L.P.		DCM AFFILIATES FUND V, L.P.

By: DCM INTERNATIONAL V, LTD.		By: DCM INVESTMENT MANAGEMENT V, L.P.
Its General Partner		Its General Partner

By:	/s/ Matthew C. Bonner	By: DCM INTERNATIONAL V, LTD.
	Name: Matthew C. Bonner	Its General Partner
Title: Director
		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM INTERNATIONAL VI, LTD.		DCM VI, L.P.

By:	/s/ Matthew C. Bonner	By: DCM INVESTMENT MANAGEMENT VI, L.P.
	Name: Matthew C. Bonner	Its General Partner
Title: Director
By: DCM INTERNATIONAL VI, LTD.
Its General Partner

		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director
DCM INVESTMENT MANAGEMENT VI, L.P.

By: DCM INTERNATIONAL VI, LTD.
Its General Partner

By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM INTERNATIONAL VII, LTD.		DCM VII, L.P.

By:	/s/ Matthew C. Bonner	By: DCM INVESTMENT MANAGEMENT VII, L.P.
	Name: Matthew C. Bonner	Its General Partner
Title: Director
By: DCM INTERNATIONAL VII, LTD.
Its General Partner

		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM INVESTMENT MANAGEMENT VII, L.P.		DCM AFFILIATES FUND VIII, L.P.

By: DCM INTERNATIONAL VII, LTD.		By: DCM INVESTMENT MANAGEMENT VIII, L.P.
Its General Partner		Its General Partner

By:	/s/ Matthew C. Bonner	By: DCM INTERNATIONAL VIII, LTD.
	Name: Matthew C. Bonner	Its General Partner
Title: Director
		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM INTERNATIONAL VIII, LTD.		DCM VIII, L.P.

By:	/s/ Matthew C. Bonner	By: DCM INVESTMENT MANAGEMENT VIII, L.P.
	Name: Matthew C. Bonner	Its General Partner
Title: Director
By: DCM INTERNATIONAL VIII, LTD.
Its General Partner

		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM INVESTMENT MANAGEMENT VIII, L.P.		DCM Ventures China Fund (DCM VIII), L.P.

By: DCM INTERNATIONAL VIII, LTD.		By: DCM INVESTMENT MANAGEMENT VIII, L.P.
Its General Partner		Its General Partner

By:	/s/ Matthew C. Bonner	By: DCM INTERNATIONAL VIII, LTD.
	Name: Matthew C. Bonner	Its General Partner
Title: Director
		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM INTERNATIONAL IX, LTD.		DCM IX, L.P.

By: DCM INVESTMENT MANAGEMENT IX, L.P.
By:	/s/ Matthew C. Bonner	Its General Partner
Name: Matthew C. Bonner
	Title: Director	By: DCM INTERNATIONAL IX, LTD.
Its General Partner

		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM INVESTMENT MANAGEMENT IX, L.P.		DCM AFFILIATES FUND IX, L.P.

By: DCM INTERNATIONAL IX, LTD.		By: DCM INVESTMENT MANAGEMENT IX, L.P.
Its General Partner		Its General Partner

By:	/s/ Matthew C. Bonner	By: DCM INTERNATIONAL IX, LTD.
	Name: Matthew C. Bonner	Its General Partner
Title: Director
		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM INTERNATIONAL X, LTD.		DCM X, L.P.

By: DCM INVESTMENT MANAGEMENT X, L.P.
By:	/s/ Matthew C. Bonner	Its General Partner
Name: Matthew C. Bonner
	Title: Director	By: DCM INTERNATIONAL X, LTD.
Its General Partner

		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM INVESTMENT MANAGEMENT X, L.P.		DCM AFFILIATES FUND X, L.P.

By: DCM INTERNATIONAL X, LTD.		By: DCM INVESTMENT MANAGEMENT X, L.P.
Its General Partner		Its General Partner

By:	/s/ Matthew C. Bonner	By: DCM INTERNATIONAL X, LTD.
	Name: Matthew C. Bonner	Its General Partner
Title: Director
		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

A-FUND INTERNATIONAL, LTD.		A-FUND, L.P.

By: A-FUND INVESTMENT MANAGEMENT, L.P.
By:	/s/ Matthew C. Bonner	Its General Partner
Name: Matthew C. Bonner
	Title: Director	By: A-FUND INTERNATIONAL, LTD.
Its General Partner

		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director
A-FUND INVESTMENT MANAGEMENT, L.P.

By: A-FUND INTERNATIONAL, LTD.
Its General Partner

By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

A-FUND INTERNATIONAL II, LTD.		A-FUND II, L.P.

By: A-FUND INVESTMENT MANAGEMENT II, L.P.
By:	/s/ Matthew C. Bonner	Its General Partner
Name: Matthew C. Bonner
	Title: Director	By: A-FUND INTERNATIONAL II, LTD.
Its General Partner

		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

A-FUND INVESTMENT MANAGEMENT II, L.P.		A-FUND II AFFILIATES FUND, L.P.

By: A-FUND INTERNATIONAL II, LTD.		By: A-FUND INVESTMENT MANAGEMENT II, L.P.
Its General Partner		Its General Partner

By:	/s/ Matthew C. Bonner	By: A-FUND INTERNATIONAL II, LTD.
	Name: Matthew C. Bonner	Its General Partner
Title: Director
		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

A-FUND INVESTMENT MANAGEMENT III, L.P.		A-FUND III, L.P.

By: A-FUND INTERNATIONAL III, LTD.		By: A-FUND INVESTMENT MANAGEMENT III, L.P.
Its General Partner		Its General Partner

By:	/s/ Matthew C. Bonner	By: A-FUND INTERNATIONAL III, LTD.
	Name: Matthew C. Bonner	Its General Partner
Title: Director
		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

A-FUND INTERNATIONAL III, LTD.		A-FUND III AFFILIATES FUND, L.P.

By:	/s/ Matthew C. Bonner	By: A-FUND INVESTMENT MANAGEMENT III, L.P.
	Name: Matthew C. Bonner	Its General Partner
Title: Director
By: A-FUND INTERNATIONAL III, LTD.
Its General Partner

		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.		DCM HYBRID RMB FUND, L.P.

By: DCM HYBRID RMB FUND INTERNATIONAL, LTD.		By: DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.
Its General Partner		Its General Partner

By:	/s/ Matthew C. Bonner	By: DCM HYBRID RMB FUND INTERNATIONAL, LTD.
	Name: Matthew C. Bonner	Its General Partner
Title: Director
		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM HYBRID RMB FUND INTERNATIONAL, LTD.

By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM Turbo Fund Investment Management, L.P.		DCM Ventures China Turbo Fund, L.P.

By: DCM Turbo Fund International, Ltd.		By: DCM Turbo Fund Investment Management, L.P.
Its General Partner		Its General Partner

By:	/s/ Matthew C. Bonner	By: DCM Turbo Fund International, Ltd.
	Name: Matthew C. Bonner	Its General Partner
Title: Director
		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM Turbo Fund International, Ltd.		DCM Ventures China Turbo AFFILIATES Fund, L.P.

By: DCM Turbo Fund Investment Management, L.P.
By:	/s/ Matthew C. Bonner	Its General Partner
Name: Matthew C. Bonner
	Title: Director	By: DCM Turbo Fund International, Ltd.
Its General Partner

		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM Opportunity Fund Investment Management III, L.P.		DCM Opportunity Fund III, L.P.

By: DCM Opportunity Fund International III, Ltd.		By: DCM Opportunity Fund Investment Management III, L.P.
Its General Partner		Its General Partner

By:	/s/ Matthew C. Bonner	By: DCM Opportunity Fund International III, Ltd.
	Name: Matthew C. Bonner	Its General Partner
Title: Director
		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM Opportunity Fund International III, Ltd.		DCM Opportunity Fund International II, Ltd.

By:	/s/ Matthew C. Bonner	By:	/s/ Matthew C. Bonner
	Name: Matthew C. Bonner		Name: Matthew C. Bonner
	Title: Director		Title: Director

DCM Opportunity Fund Investment Management II, L.P.		DCM Opportunity Fund II, L.P.

By: DCM Opportunity Fund International II, Ltd.		By: DCM Opportunity Fund Investment Management II, L.P.
Its General Partner		Its General Partner

By:	/s/ Matthew C. Bonner	By: DCM Opportunity Fund International II, Ltd.
	Name: Matthew C. Bonner	Its General Partner
Title: Director
		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM Opportunity Fund Investment Management, L.P.		DCM Opportunity Fund, L.P.

By: DCM Opportunity Fund International, Ltd.		By: DCM Opportunity Fund Investment Management, L.P.
Its General Partner		Its General Partner

By:	/s/ Matthew C. Bonner	By: DCM Opportunity Fund International, Ltd.
	Name: Matthew C. Bonner	Its General Partner
Title: Director
		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM Opportunity Fund International, Ltd.

By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM III, L.P.		DCM III-A, L.P.

By: DCM Investment Management III, L.L.C.		By: DCM Investment Management III, L.L.C.
Its General Partner		Its General Partner

By:	/s/ Matthew C. Bonner	By:	/s/ Matthew C. Bonner
	Name: Matthew C. Bonner		Name: Matthew C. Bonner
	Title: Authorized Signatory		Title: Authorized Signatory

DCM Investment Management III, L.L.C.		DCM AFFILIATES FUND III, L.P.

By: DCM Investment Management III, L.L.C.
By:	/s/ Matthew C. Bonner	Its General Partner
Name: Matthew C. Bonner
Title: Authorized Signatory
		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Authorized Signatory

EXHIBIT 6

LOCK-UP SIDE LETTER

January 16, 2023

DCM

2420 Sand Hill Road, Suite 200 Menlo Park, CA 94025

Ladies and Gentlemen:

Reference is made to the lockup agreement (the "Lockup Agreement") attached hereto as Exhibit A. In consideration of certain affiliates of DCM entering into the Lockup Agreement, QuantaSing Group Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the "Company"), represents and warrants to DCM as of the date hereof that the tenns of the Lockup Agreement are not less favorable to the Company shareholder, officer or director party thereto than the terms of any other similar letter agreement to which any director of the Company, any officer of the Company named in the registration statement on Form F-1 relating to the Company's initial public offering (the "IPO"), or any holder of at least 1% of the outstanding Class A ordinary shares, par value US$0.0001 per share, of the Company, is or will be subject in connection with the IPO.

DCM and its affiliates are relying on the representations and warranties contained in this letter agreement and would not enter into the Lockup Agreement but for such representations and warranties. This letter agreement, and any claim, controversy or dispute arising under or related to this letter agreement, is to be governed by, and construed in accordance with, the laws of the State of New York without regard to its conflict of law principles.

[Signature Page Follows]

Very truly yours,

QUANTASING GROUP LIMITED

By:
Name:
Title:

[Signature Page to Lockup Agreement]

Exhibit A

Form of Lockup Agreement

[Attached]

FORM OF LOCK-UP LETTER

January 16, 2023

Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013 U.S.A.

China International Capital Corporation Hong Kong
Securities Limited 29th Floor, One International Finance
Centre

1 Harbour View Street Central,
Hong Kong

Dear Ladies and Gentlemen:

The undersigned understands that Citigroup Global Markets Inc. and China International Capital Corporation Hong Kong Securities Limited, as representatives (each, a “Representative,” and collectively, the “Representatives”) of the several underwriters (the “Underwriters”) named in Schedule A to the Underwriting Agreement, propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with QuantaSing Group Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), providing for the public offering (the “Public Offering”) by the several Underwriters, including the Representatives, of a certain number of American Depositary Shares (“American Depositary Shares”), representing Class A ordinary shares, par value US$0.0001 per share, of the Company (the “Class A Ordinary Shares”, together with the Class B ordinary shares of the Company, par value US$0.0001 per share, the “Ordinary Shares”). The undersigned is a record or beneficial owner of American Depositary Shares, Ordinary Shares, or securities convertible into or exercisable or exchangeable for such American Depositary Shares or Ordinary Shares (collectively, “Shares”). Unless otherwise defined, capitalized terms used herein shall have the definitions set forth in the Underwriting Agreement.

To induce the Underwriters to continue their efforts in connection with the Public Offering, the undersigned hereby agrees that, without the prior written consent of the Representatives on behalf of the Underwriters, it will not, and will not cause or direct any of its affiliates to, during the period commencing on the date hereof and ending 180 days after the date of the final prospectus relating to the Public Offering (such period, the “Lock-up Period”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Shares (whether acquired before or after the date hereof) beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), by the undersigned, (2) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Shares, in cash or otherwise, (3) make any demand for or exercise any right with respect to, the registration of any Shares, or (4) publicly disclose the intention to do any of the forgoing as described in clauses (1) to (3). The undersigned acknowledges and agrees that the foregoing precludes the undersigned from engaging in any hedging or other transactions during the Lock-up Period designed or intended, or which could reasonably be expected, to lead to or result in, a sale or disposition of any Shares even if any such sale or disposition transaction or transactions would be made or executed by or on behalf of someone other than the undersigned. The foregoing restriction shall not apply to

2

(a) transactions relating to Shares acquired in the Public Offering or in open market transactions after the completion of the Public Offering, provided that no public filing, report or announcement shall be voluntarily made during the Lock-up Period and if any Schedule 13D, 13G, 13F or any other public filing, report or announcement in connection with such transactions or transfers shall be legally required during the Lock-up Period, any such filing, report or announcement shall include a statement that such Shares were acquired in the Public Offering or after the completion of the Public Offering, (b) transfers of Shares as a bona fide gift, (c) if the undersigned is a partnership, limited liability company, corporation, trust or other business entity, distributions of Shares to general partners, limited partners, members, shareholders, beneficiaries, trustees, wholly-owned or majority-owned affiliates (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of the undersigned, or to an investment fund or other limited partnership that controls or manages, is controlled by, or is under common control with the undersigned, (d) transfers of any Shares to immediate family members, any trust for the direct or indirect benefit of the undersigned or an entity beneficially owned and controlled by the undersigned; provided that in the case of any transfer or distribution pursuant to clause (b), (c) or (d), (i) each donee, distributee or transferee shall sign and deliver to the Representatives a lock-up letter substantially in the form of this letter agreement, (ii) no filing under the Exchange Act or other public announcements shall be required or shall be voluntarily made during the Lock-up Period, and (iii) such transfer or distribution shall not involve a distribution for value, (e) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of the Shares, provided that (i) such plan does not provide for the transfer of the Shares during the Lock-up Period and (ii) no filing under the Exchange Act or other public announcements shall be required or shall be voluntarily made by or on behalf of the undersigned or the Company regarding the establishment of such plan during the Lock-up Period, (f) by operation of law, including pursuant to an order of a court (including a domestic order or a negotiated divorce settlement) or regulatory agency, provided that no public announcement or filing under the Exchange Act shall be required or shall be voluntarily made in connection with such transaction, (g) pursuant to a merger, consolidation or other similar transaction or bona fide third party tender offer made to all holders of the Company’s Class A Ordinary Shares involving a Change of Control of the Company (including voting in favor of any such transaction or taking any other action in connection with such transaction), that, in each case, has been approved by the board of directors of the Company, provided that in the event that such transaction is not completed, the undersigned’s Shares shall remain subject to the restrictions contained herein, and provided further that “Change of Control” shall mean the consummation of any bona fide third-party transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or in a series of related transactions, to a person or group of affiliated persons (other than an Underwriter pursuant to the Public Offering), of the Company’s voting securities if, after such transfer, such person or group of affiliated persons would hold more than 50% of the total voting power of the voting securities of the Company (or the surviving entity), (h) any sale of Shares by the undersigned to the Underwriters contemplated under the Underwriting Agreement, or (i) (1) a grant or maintenance of a bona fide lien, security interest, pledge or other similar encumbrance (each, a “Pledge”) of any Shares owned by the undersigned to a nationally or internationally recognized financial institution to secure obligations pursuant to lending or similar arrangements with such financial institution and (2) any transfers of Shares pursuant to foreclosure of a Pledge, provided that prior to any transfer of such Shares to the lender pursuant to foreclosure of a Pledge, the lender shall agree in writing with the Representatives to be bound by the restrictions set forth in this letter during the Lock-up Period. For purposes of this letter agreement, “immediate family members” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

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In addition, nothing in this letter agreement shall be deemed to prohibit (i) any transfer of any undersigned’s Shares to the Company for the primary purpose of satisfying any tax or other governmental withholding obligation, through cashless surrender or otherwise, with respect to any award of equity-based compensation granted pursuant to the Company’s pre-existing equity incentive plans that are described in the Registration Statement, the General Disclosure Package and the Final Prospectus, or in connection with tax or other obligations as a result of testate succession or intestate distribution, (ii) any transfer of undersigned’s Shares pursuant to any contractual arrangement that provides for the repurchase of undersigned’s Shares by the Company in connection with the termination of the undersigned’s employment or other service relationship with the Company or any subsidiaries or consolidated affiliated entities of the Company, or (iii) the exercise of any rights to acquire any undersigned’s Shares by means of cash or cashless exercises or the disposition of the undersigned’s Shares to the Company, or exchange or conversion of any stock options or any other securities convertible into or exchangeable or exercisable for undersigned’s Shares granted pursuant to the Company’s pre-existing equity incentive plans that are described in the Registration Statement, the General Disclosure Package and the Final Prospectus, provided that any undersigned’s Shares received upon such exercise, exchange or conversion shall be subject to the terms of this letter agreement.

The undersigned hereby also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s Shares unless such transfer is in compliance with the foregoing restrictions.

[If the undersigned is an officer or director of the Company, the undersigned further agrees that the foregoing provisions shall be equally applicable to any Shares the undersigned may purchase in the Public Offering.

If the undersigned is an officer or director of the Company, (i) the Representatives agree that, at least three business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of Shares, one of the Representatives will notify the Company of the impending release or waiver, and

4

(ii) the Company has agreed in the Underwriting Agreement to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver. Any release or waiver granted by the Representatives hereunder to any such officer or director shall only be effective two business days after the publication date of such press release. The provisions of this paragraph will not apply if (a) the release or waiver is effected solely to permit a transfer not for consideration and (b) the transferee has agreed in writing to be bound by the same terms described in this letter agreement to the extent and for the duration that such terms remain in effect at the time of the transfer.]1

In consideration of the undertakings made by the undersigned, if, during the Lock-up Period, the Underwriter grants to any director, any officer of the Company named in the registration statement on Form F-1 relating to the Public Offering or any other holder of at least 1% of the outstanding Ordinary Shares (as determined on an as-converted to common basis and including the ownership of all affiliates of such holder) (the “Significant Holders”) any discretionary release, waiver or termination (each, a “Release”) of any of the restrictions in the similar letter agreement to which the Significant Holders are subject, then such Release shall be deemed to apply to the undersigned as of the same date, on the same terms and for the same number of Shares as released for such other holder. Notwithstanding the foregoing, the provisions of the immediately preceding sentence shall not apply: (1) if the Release is effected solely to permit a transfer not involving a disposition for value and the transferee agrees in writing to be bound by the same terms described in this lock-up agreement; (2) in the case of any secondary underwritten public offering of Ordinary Shares (including a secondary offering with a primary component) (an “Underwritten Sale”), provided that the undersigned, to the extent the undersigned has a contractual right to demand or require the registration of the undersigned’s Shares or otherwise “piggyback” on a registration statement filed by the Company for the offer and sale of its Ordinary Shares, is offered the opportunity to participate on a basis consistent with such contractual rights in such Underwritten Sale or (3) if the Release by the Underwriter in an amount of Ordinary Shares, individually or in the aggregate with all other Releases, does not exceed US $2,000,000 in value. In the event of a Release, the Underwriter shall notify the Company and the Company shall notify the undersigned within three (3) business days before the effectiveness of such Release.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this letter agreement. The undersigned understands that the Company and the Underwriters are relying upon this letter agreement in proceeding toward consummation of the Public Offering. The undersigned further understands that this letter agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.

Whether or not the Public Offering actually occurs depends on a number of factors, including market conditions. Any Public Offering will only be made pursuant to the Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Representatives on behalf of the Underwriters.

Notwithstanding anything herein to the contrary, if (i) the Public Offering has not occurred on or prior to March 31, 2023, (ii) the Company files an application to withdraw the F-1 Registration Statement, or (iii) either the Company, on the one hand, or the Representatives, on the other hand, notifies the other in writing prior to the execution of the Underwriting Agreement that it does not intend to proceed with the Public Offering, or (iv) subsequent to signing the Underwriting Agreement, the Underwriting Agreement (other than the provisions thereof which survive termination) is terminated prior to payment for and delivery of the American Depositary Shares to be sold thereunder, whichever is the earliest, then, this letter agreement shall automatically terminate and be of no further force or effect and the undersigned shall automatically be released from all obligations hereunder.

1 NTD: To include if the undersigned is a director or officer of the Company

This letter agreement, and any claim, controversy or dispute arising under or related to this letter agreement, is to be governed by, and construed in accordance with, the laws of the State of New York without regard to its conflict of law principles.

Very truly yours,

(Name)

(Address)

[Signature Page to Lock-up Agreement]